Exhibit 99.3

NMG Announces US$297 Million Equity Financing Package including
US$213 Million Private Placement and US$84 Million Bought Deal
Public Offering, Advancing Phase-2 Matawinie Mine toward FID

+	Canada Growth Fund, the Government of Québec, through Investissement Québec, and Eni S.p.A., commit to an aggregate US$213 million equity investment, to support the advancement of NMG’s Phase-2 Matawinie Mine project

+	Concurrent US$84 million bought deal public offering of subscription receipts, completing the equity component of the Phase-2 Matawinie Mine financing package

+	Equity financing, together with previously announced US$335 million project debt facilities commitment, is expected to fully secure the funds required for the Phase-2 Matawinie Mine and advance the project to FID

+	Completion of the private placement by Canada Growth Fund, the Government of Québec via its agent Investissement Québec, and Eni is subject to specified shareholder approvals in accordance with applicable regulatory requirements; annual and special shareholder meeting scheduled for May 13, 2026, via webcast

+	Eni’s equity investment complemented by a letter of intent to advance commercial discussions toward a potential 15,000-tpa graphite concentrate offtake from the Phase-2 Matawinie Mine or equivalent in active anode material

+	Phase-2 Matawinie Mine financing enables the start of NMG’s execution strategy for an integrated mine-to-anode-material value chain; 13-ktpa Bécancour Battery Material Plant targeted to reach FID in H2-2026

+	Panasonic and Mitsui have indicated their intention to vote in favor of the approvals required in connection with the private placements

BASE SHELF PROSPECTUS IS ACCESSIBLE, AND THE SHELF PROSPECTUS SUPPLEMENT WILL BE ACCESSIBLE WITHIN TWO BUSINESS DAYS ON SEDAR+ AND EDGAR

MONTRÉAL, CANADA, April 9, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) is pleased to announce an equity investment of US$82 million by Canada Growth Fund Inc. (“CGF”), US$61 million by the Government of Québec, through Investissement Québec (“IQ”), and US$70 million by Eni S.p.A. (“Eni”) – a global integrated energy company – respectively, in NMG for an aggregate investment amount of US$213 million (the “Private Placement”), subject to, among other things, receipt of the Shareholder Approvals (as defined below). NMG is also announcing the launch of a concurrent bought deal public offering of subscription receipts, which, together with the Private Placement, comprise the equity component of the financing package for the phased development of the commercial operations of its Matawinie Mine (the “Phase-2 Matawinie Mine”). Together with the previously announced senior project debt facilities of US$335 million commitment (the “Facilities”) and on the basis of accessing the Facilities committed, the net proceeds from the equity financing, once available to the Company, are expected to fully fund the Phase-2 Matawinie Mine and positions NMG to advance toward final investment decision (“FID”) and construction. The Company intends to use the net proceeds from the Offering (as defined below), and the Private Placement and the funds available under the Facilities, for: (i) funding the design, engineering and construction of the Phase-2 Matawinie Mine, and (ii) for general and administrative expenses and general working capital of the Company.

A summary of the key terms of the Private Placement and the Offering follows, which are described in greater detail in the subscription agreement entered into on the date hereof with each of CGF, IQ and Eni (collectively, the “Subscription Agreements”) and the Prospectus Supplements that will be available on SEDAR+ and EDGAR. This summary does not purport to be complete and reference should be made to the full text of the Subscription Agreements and the Prospectus Supplements.

Private Placement

Each of CGF, IQ, and Eni has agreed to subscribe, on a private placement basis, for common shares in the capital of NMG (the “Common Shares”), subject to certain conditions, including receipt of the Shareholder Approvals (as defined below). Pursuant to the Private Placement, the Company will issue an aggregate 115,847,792 Common Shares at a price of US$1.84 per Common Share, for aggregate gross proceeds of US$213 million.

The closing of the subscriptions by each of CGF, IQ and Eni pursuant to the Private Placement are cross-conditional on the closing of the other subscriptions and the Offering. The closing of the Private Placement shall occur immediately prior to the issuance of the Common Shares underlying the Subscription Receipts (as defined below) issued in the Offering.

The participation of IQ and CGF in the Private Placement builds on their prior support for the advancement of the Phase-2 Matawinie Mine and the broader ore-to-battery-material value chain, while Eni’s investment reflects growing strategic interest from global energy and industrial players in secure, carbon-neutral critical minerals supply.

As a condition to the closing of the equity investment by Eni, Eni and the Company have agreed to enter into: (i) an investor rights agreement providing Eni with certain board nomination and observer rights, as well as pre-emptive and top-up rights in connection with future offerings and certain dilution events, in each case subject to Eni maintaining specified ownership thresholds in the Company; (ii) a registration rights agreement providing Eni with demand, piggyback and shelf registration rights in respect of the Common Shares held by Eni, subject to customary terms and conditions; and (iii) a side letter agreement pursuant to which the Company has agreed to negotiate in good faith the terms of a potential offtake agreement relating to 15,000 tonnes per annum (“tpa”) of graphite concentrate from the Phase-2 Matawinie Mine or equivalent in active anode material.

Each of CGF and IQ are parties to an investor rights agreement and a registration rights agreement with the Company, respectively, dated December 20, 2024, which agreements remain in force.

The Common Shares to be issued in connection with the Private Placement will be subject to a four-month hold period under Canadian securities laws. Closing of the Private Placement is subject to, among other things, receipt of the Shareholder Approvals and certain customary conditions and regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). BMO Capital Markets is acting as exclusive financial advisor to the Company in connection with the Private Placement and the overall equity financing.

The Private Placement is expected to close on or about May 15, 2026 and will occur immediately prior to the issuance of the Common Shares underlying the Subscription Receipts issued in the Offering.

Concurrent Bought Deal Subscription Receipt Public Offering

NMG has entered into an agreement with a syndicate of underwriters co-led by BMO Capital Markets and National Bank Capital Markets (the “Bookrunners” and collectively with the other members of the syndicate, the “Underwriters”), pursuant to which the Company will issue, on a “bought deal” basis, 45,600,000 subscription receipts (the “Subscription Receipts”) at a price of US$1.84 per Subscription Receipt (the “Offering Price”), for gross proceeds to the Company of approximately US$84 million (the “Offering”).

The Company has granted the Underwriters an option, exercisable at the Offering Price until the earlier of 30 days following the closing of the Offering and the Termination Date (as defined below), to purchase up to an additional 15% of the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

Each Subscription Receipt represents the right to receive, for no additional consideration and without further action, one Common Share upon satisfaction of certain release conditions, including the completion of the Private Placement which is conditional upon, among other things, receipt of the Shareholder Approvals of the Private Placement (collectively, the “Release Conditions”). The gross proceeds from the Offering (less 50% of the Underwriters’ fee) will be held in escrow pending the satisfaction of the Release Conditions.

If (i) the Release Conditions are not satisfied prior to 5:00 p.m. (Montréal time) on July 31, 2026; (ii) a “termination event” occurs, as such term is defined in the subscription receipt agreement to be entered into between NMG and the subscription receipt agent, or (iii) the Company has advised the Bookrunners and the subscription receipt agent or announced to the public that it does not intend to proceed with obtaining the Shareholder Approvals or completing the Private Placement (the date on which the earliest any such termination event occurs, the “Termination Date”), holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro rata portion of income (including interest) generated thereon, calculated from the date of the closing of the Offering and up to but excluding the Termination Date (less any applicable withholding taxes). The Underwriters’ fee representing 5% of the aggregate gross proceeds of the Offering, will be paid as to 50% on the closing of the Offering and 50% upon and subject to the realization of the Release Conditions.

The Subscription Receipts will be offered by way of a prospectus supplement (a preliminary supplement followed by a final supplement) which has been or will be filed in all provinces of Canada (excluding the territories) (the “Prospectus Supplements”) to the short form base shelf prospectus of the Company dated December 5, 2025 (the “Base Shelf Prospectus”) and the Company’s United States registration statement on Form F-10, as amended (File No. 333-291778) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), pursuant to the multijurisdictional disclosure system. The Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement contain important information about the Company, the Offering and the Private Placement. Prospective investors should carefully read the Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement and the documents incorporated by reference therein before making an investment decision. Delivery of the Prospectus Supplements, and any amendments to the documents will be provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, and any amendment. The final Prospectus Supplements when filed in Canada (together with the related Base Shelf Prospectus already filed on SEDAR+) will be available on SEDAR+ at www.sedarplus.ca within two business days. The final Prospectus Supplements when filed in the United States (together with the Base Shelf Prospectus already filed on EDGAR) will be available on the SEC’s website EDGAR at www.sec.gov. Alternatively, an electronic or paper copy of the Prospectus Supplements, the corresponding Base Shelf Prospectus and any amendment to the documents may be obtained, without charge, from the Company, any Underwriter, or any dealer participating in the Offering by providing the contact with an email address or address, as applicable. Shareholders may request it in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. The Offering is expected to close on or about April 16, 2026, subject to a number of customary closing conditions, including NMG receiving all necessary regulatory approvals and the approval of the TSX and the NYSE.

The Company will apply to list the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and will apply to list the Common Shares issuable pursuant to the terms of the Subscription Receipts on the NYSE. Listing of the Subscription Receipts will be subject to the Company fulfilling all of the applicable listing requirements of the TSX and listing the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and NYSE will be subject to the Company fulfilling all of the applicable listing requirements of the TSX and NYSE. The Subscription Receipts will not be listed on the NYSE.

Shareholder Approvals

The closing of the Private Placement is subject to the receipt of various shareholder approvals in accordance with applicable TSX rules and Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) (collectively, the “Shareholder Approvals”).

Given that each of IQ and CGF beneficially owns, or has control or direction over, directly or indirectly, Common Shares representing more than 10% of the issued and outstanding Common Shares of the Company, the Private Placement, insofar as it involves IQ and CGF, is a “related party transaction” for the purposes of Regulation 61-101. As a result, completion of the Private Placement will require “majority of the minority” approval under 61-101, being approval by a simple majority of votes cast by the shareholders, excluding any votes attached to the Common Shares held by IQ and CGF and any of their respective affiliates. In addition to the above, the TSX rules will require that the Company obtain, (i) approval of the issuance of Common Shares to Eni, IQ and CGF under Section 607(g)(i) of the TSX Company Manual, as the aggregate number of Common Shares issuable to Eni, IQ and CGF exceeds 25% of the Company’s issued and outstanding Common Shares as of the date hereof; (ii) approval of the issuance of Common Shares to each of IQ and CGF under Section 607(g)(ii) of the TSX Company Manual, as these private placements to insiders exceed 10% of the Company’s issued and outstanding Common Shares as of the date hereof; and (iii) approval of the pricing of the Private Placement under Section 607(e) of the TSX Company Manual, as the Common Shares issued pursuant to the Private Placement are to be issued at a price per Common Share lower than the Common Shares’ Market Price (as defined in the TSX Company Manual) less a 15% discount. Each such approval will be required to be obtained by a simple majority of votes cast by holders of Common Shares eligible to vote (excluding the votes of IQ and CGF in respect of the approval of the issuance of Common Shares to them and the votes of IQ, CGF and Eni, if any, in respect of the approval of the pricing of the issuance of Common Shares to them). The Private Placement is also subject to the formal valuation requirement set out in Regulation 61-101.

The Company will convene an annual and special meeting of shareholders on May 13, 2026 at 10:00 a.m. EDT via webcast at https://virtual-meetings.tsxtrust.com/en/1931 to consider the Shareholder Approvals and any related matters. Additional details regarding the Shareholder Approvals will be provided in a forthcoming management information circular, which, once filed, will be available in Canada on SEDAR+ at www.sedarplus.ca and in the United States on the SEC’s website at www.sec.gov.

Path to Matawinie Mine FID and Construction

The transaction represents the final step in assembling a comprehensive financing package combining senior debt, strategic equity investments, and public-market capital.

Upon closing of the Private Placement, satisfaction of the Release Conditions, and satisfaction of conditions precedent to the previously announced project debt financing, NMG expects to have secured all required funding to declare FID on the Phase-2 Matawinie Mine and proceed with its design, engineering and construction. FID is expected to be made following the closing of the Offering and the Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Private Placement and to the Facilities committed to be provided by EDC and CIB totaling US$335 million which will be available at the level of NMG Matawinie Inc., a wholly owned subsidiary of the Company, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.

In recent months, NMG has advanced its Phase-2 Matawinie Mine execution strategy. Construction preparation, engineering, and procurement have advanced with contracts awarded representing over 50% of the project’s CAPEX – within estimates of NMG’s updated feasibility study for the Phase-2 Matawinie Mine in accordance with National Instrument 43-101. NMG’s construction manager, Pomerleau, has started to mobilize onsite to supervise the start of contractors’ arrival and preliminary civil works to be initiated in the coming weeks.

13-ktpa Bécancour Battery Material Plant

The Company has also acquired a 143,000-m2 brownfield site, adjacent to its greenfield property, to build a first production capacity of active anode material dedicated to Panasonic Energy Co., Ltd., a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”), namely the 13-ktpa Bécancour Battery Material Plant. The industrial building and associated infrastructure should enable the Company to lower infrastructure costs, optimize CAPEX per tonne costs for this first stage development, and streamline permitting, engineering, and construction timelines to align the commissioning period with that of the Matawinie Mine. The Company is currently updating its Feasibility study and advancing procurement negotiations with key equipment suppliers with a view to proceed with an FID and construction decision in H2-2026.

NMG’s strategic shareholders Panasonic and Mitsui & Co., Ltd (“Mitsui”) have indicated their intention, subject to internal approval, to vote in favor of the Matawinie Mine transaction and have reiterated their non-binding interest to continue diligently studying an equity investment into the 13-ktpa Bécancour Battery Material Plant FID, pending customary due diligence including review of economics, agreement on relevant contracts, lenders’ approval (if necessary), and internal approval.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

About Canada Growth Fund

CGF is a $15 billion arm’s-length investment vehicle designed to attract private capital to build Canada’s clean economy. It uses investment instruments that absorb certain risks to catalyze private investment in low-carbon projects, technologies, businesses, and supply chains. For more information on CGF’s mandate, strategic objectives, investment criteria, scope of investment activities and range of instruments, please visit www.cgf-fcc.ca/en/.

About Investissement Québec

Investissement Québec’s mission is to play an active role in Québec’s economic development by stimulating business innovation, entrepreneurship, and business acquisitions, as well as growth in investment and exports. Operating in all the province’s administrative regions, Investissement Québec supports the creation and growth of businesses of all sizes with investments and customized financial solutions. It also assists businesses by providing consulting services and other support measures, including technological assistance available from Investissement Québec Innovation. In addition, through Investissement Québec International, Investissement Québec prospects for talent and foreign investment, and assists Quebec businesses with export activities.

About Eni

Eni is an integrated global energy company headquartered in Italy, engaged in the development, production, and supply of energy solutions across traditional and low-carbon businesses. Operating worldwide, Eni focuses on supporting energy transition through technological innovation, industrial development, and the progressive decarbonization of its activities. Eni is committed to building resilient and sustainable energy value chains while fostering long-term partnerships and responsible growth in the communities where it operates.

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to the Company’s ability to successfully execute definitive agreements in respect of the Facilities, on the terms and conditions described herein and/or set forth in the commitment letter or at all, completion of due diligence by the providers of the Facilities, the satisfaction of closing conditions with respect to the Private Placement and the Offering, as applicable, the Company’s ability to obtain the Shareholder Approvals for the Private Placement, the Company’s ability to satisfy all of the Release Conditions under the subscription receipt agreement, the Company’s ability to raise all funds needed to complete the Phase-2 Matawinie Mine, the expected use of proceeds from the Offering and the Private Placement, the Company’s ability to secure a positive FID for the Phase-2 Matawinie Mine, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the receipt of all necessary regulatory approvals and stock exchange approvals including the Company’s ability to obtain approval from the TSX and the NYSE, as applicable, the expected closing dates of the Private Placement and the Offering and the expected date for the satisfaction of the Release Conditions, the listing of the Subscription Receipts on the TSX and the listing of the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and NYSE and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Company to complete the Private Placement and the Offering on the terms described herein or at all, the ability of the Company to obtain the Shareholder Approvals, the ability of the Company to satisfy all of the closing conditions on the Private Placement and the Offering, the ability of the Company to receive all necessary regulatory and stock exchange approvals, the ability of the Company to successfully execute definitive agreements with respect to the Facilities, on the terms and conditions previously announced and/or set forth in the commitment letter (including the amount of the Facilities) or at all, the completion of due diligence by EDC and CIB, the ability of the Company to meet the Facilities’ conditions precedent and/or customary closing conditions, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, failure to obtain the Shareholder Approvals, failure to satisfy all closing conditions for the Private Placement and the Offering and failure to satisfy all of the Release Conditions pursuant to the subscription receipt agreement, failure to obtain necessary regulatory or stock exchange approvals, and delays in completing the Private Placement or the Offering or the satisfaction of the Release Conditions, the failure to enter into definitive agreements with respect to the Facilities, on the terms and conditions previously announced and/or set forth in the commitment letter (including the amount of the Facilities) or at all, the completion of due diligence by EDC and CIB, the failure of the Company to meet the Facilities’ conditions precedent and/or customary closing conditions and the expected impacts of the Facilities on the Company’s operational and financial situation and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.